UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under The Securities Exchange Act of 1934

(Amendment No. 1)1

     Dollar Financial Corp.

(Name of Issuer)

     Common Stock, $.001 par value

(Title of Class of Securities)

        256664103

(CUSIP Number)

     December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

_________________________

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256664103	SCHEDULE 13G/A
1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald Gayhardt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 688,594

	6	SHARED VOTING POWER -0-

	7	SOLE DISPOSITIVE POWER 688,594

	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,594

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.82%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a)	Name of Issuer: Dollar Financial Corp. (the "Issuer")
Item 1(b)	Address of Issuer’s Principal Executive Offices: 1436 Lancaster Avenue Berwyn, PA 19312
Item 2 (a)	Name of Persons Filing: Donald Gayhardt (the "Reporting Person")
Item 2(b)	Address of Principal Business Office or Residence: The address of the principal business office of the Reporting Person is c/o Dollar Financial Corp. 1436 Lancaster Avenue Berwyn, PA 19312
Item 2(c)	Citizenship: United States of America
Item 2(d)	Title of Class of Securities: Common Stock, $.001 par value per share ("Common Stock")
Item 2(e)	CUSIP Number: 256664103
Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4

Ownership.

(a)         Amount beneficially owned: As of December 31, 2006, the Reporting Person beneficially owned 688,594 shares of Common Stock.

(b)         Percent of class: 2.82%[1]

(c)         Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote: As of December 31, 2006, the Reporting Person held the power to vote or direct the vote of 688,594 shares of Common Stock.

(ii)  Shared power to vote or to direct the vote: As of December 31, 2006, the Reporting Person did not share the power to vote or direct the vote of any shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of: As of December 31, 2006, the Reporting Person held the power to dispose or direct the disposition of 688,594 shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of: As of December 31, 2006, the Reporting Person did not share the power to dispose or direct the disposal of any shares of Common Stock.

[1] Calculated on the basis of 23,759,900 shares of Common Stock outstanding as of the date of this statement.

Item 5

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

After January 31, 2006, the Reporting Person held less than 5.0% of the outstanding shares of Common Stock. As of December 31, 2006, the Reporting Person held the number of shares of Common Stock and the percentage of outstanding shares of Common Stock reported herein.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8	Identification and Classification of Members of the Group. Not applicable.
Item 9	Notice of Dissolution of Group. Not applicable.
Item 10	Certification. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007	William Athas, Attorney-in-Fact for Donald Gayhardt